SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

DDR Corp.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

251591103

(CUSIP Number)

Dennis O. Garris Alston & Bird LLP 950 F Street, N.W. Washington, DC 20004-1404

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

CUSIP No. 251591103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Alexander Otto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,674,485
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,674,485
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,674,485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.05%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	= Based on 304,134,432 shares reported to be outstanding as of August 8, 2012 by the Issuer on its Form 10-Q filed on August 9, 2012.

CUSIP No. 251591103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Katharina Otto-Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,755,505
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,755,505
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,755,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.18%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	= Based on 304,134,432 shares reported to be outstanding as of August 8, 2012 by the Issuer on its Form 10-Q filed on August 9, 2012.

CUSIP No. 251591103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Dr. Michael Otto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,375,916
	8	SHARED VOTING POWER 594,965*
	9	SOLE DISPOSITIVE POWER 2,375,916
	10	SHARED DISPOSITIVE POWER 594,965*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,970,881*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.98%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	= Includes Common Shares over which Dr. Michael Otto has power of attorney granted by Janina Otto.
**	= Based on 304,134,432 shares reported to be outstanding as of August 8, 2012 by the Issuer on its Form 10-Q filed on August 9, 2012.

CUSIP No. 251591103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Janina Otto*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 594,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 594,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 594,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	= In previous filings, Janina Otto was known as Janina Vater.
**	= Based on 304,134,432 shares reported to be outstanding as of August 8, 2012 by the Issuer on its Form 10-Q filed on August 9, 2012.

CUSIP No. 251591103	SCHEDULE 13D/A

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2009 (the “Original Filing”), as amended by Amendment No. 1 filed on August 20, 2009, Amendment No. 2 filed on September 14, 2009, Amendment No. 3 filed on September 18, 2009, Amendment No. 4 filed on February 16, 2010, Amendment No. 5 filed on March 21, 2011, Amendment No. 6 filed on April 26, 2011, and Amendment No. 7 filed on March 30, 2012. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 8. Capitalized terms used and not defined in this Amendment No. 8 have the meanings set forth in the Original Filing, as amended.

Item 4.	Purpose of the Transaction

The information in Item 6 is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 58,400,871 Common Shares, representing 19.2% of the Issuer’s outstanding Common Shares (based on 304,134,432 shares reported to be outstanding as of August 8, 2012 by the Issuer on its Form 10-Q filed on August 9, 2012).

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), Alexander Otto has sole voting power and sole dispositive power with regard to 39,674,485 Common Shares. Katharina Otto-Bernstein has sole voting power and sole dispositive power with regard to 15,755,505 Common Shares. Dr. Michael Otto has sole voting power and sole dispositive power with regard to 2,375,916 Common Shares owned by him, and shared voting power and shared dispositive power with regard to 594,965 Common Shares owned by his daughter Janina Otto pursuant to a power of attorney. Janina Otto has shared voting power and shared dispositive power with regard to 594,965 Common Shares.

(c) Other than as set forth below, the Reporting Persons have not effected any transactions in the Common Shares in the past 60 days.

Janina Otto effected the following open market sales transactions in the Common Shares in the past 60 days:

Date	Amount	Price
08/03/2012	450,000	$14.8415	[1]
08/03/2012	162,559	$14.9508	[2]
08/06/2012	130,201	$14.8519	[3]
08/09/2012	69,799	$14.8811	[4]
08/09/2012	150,000	$14.9096	[5]
08/09/2012	55,035	$14.95

CUSIP No. 251591103	SCHEDULE 13D/A

1.	The price reported in Column 3 is a weighted average price. These common shares were sold in multiple transactions at prices ranging from $14.79 to $14.95, inclusive. The Reporting Person undertakes to provide to DDR Corp., any security holder of DDR Corp., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this note (1).
2.	The price reported in Column 3 is a weighted average price. These common shares were sold in multiple transactions at prices ranging from $14.95 to $14.965, inclusive. The Reporting Person undertakes to provide to DDR Corp., any security holder of DDR Corp., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this note (2).
3.	The price reported in Column 3 is a weighted average price. These common shares were sold in multiple transactions at prices ranging from $14.78 to $14.94, inclusive. The Reporting Person undertakes to provide to DDR Corp., any security holder of DDR Corp., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this note (3).
4.	The price reported in Column 3 is a weighted average price. These common shares were sold in multiple transactions at prices ranging from $14.88 to $14.895, inclusive. The Reporting Person undertakes to provide to DDR Corp., any security holder of DDR Corp., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this note (4).
5.	The price reported in Column 3 is a weighted average price. These common shares were sold in multiple transactions at prices ranging from $14.90 to $14.93, inclusive. The Reporting Person undertakes to provide to DDR Corp., any security holder of DDR Corp., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this note (5).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 2, 2012, the covered call option agreement written by Mr. Alexander Otto (“Mr. Otto”) pursuant to the covered call option agreement (the “Original Covered Call Agreement”), dated March 29, 2012, to cover a period of 6 months and 1 week, was cancelled and rolled forward by amending and restating the terms and conditions of the Original Covered Call Agreement (as amended and restated, the “Amended Covered Call Agreement”). In the Amended Covered Call Agreement, the exercise price was increased and the expiration or maturity dates of the call options were extended. The amount of shares subject to the Amended Covered Call Agreement remains the same. Pursuant to the Amended Covered Call Agreement, Mr. Otto wrote a covered call option with respect to 6,810,538 shares beneficially owned by Mr. Otto, which had an aggregate market value of approximately $103,111,545. The covered call option written pursuant to the Amended Covered Call Agreement is separated into 15 separate components containing an aggregate amount of 6,810,538 call options: 14 of which contain 454,035 call options and 1 of which contains 454,048 call options. All of the call options under the Amended Covered Call Agreement have an exercise price of $15.50, which was determined on October 2, 2012. The net premium per share to Mr. Otto under the Amended Covered Call Agreement is $0.2435, for an aggregate net premium of $1,658,366. Each of the 14 components containing 454,035 call options expires on July 15, 16, 17, 18, 19, 22, 23, 24, 25, 26, 29, 30, and 31 and August 1 of 2013, respectively, and the component containing 454,048 call options expires on August 2, 2013 (for each component, the “Expiration Date”). The call options constituting each component of the covered call option may be exercised only on the Expiration Date for that component. The underlying shares with respect to the options are pledged by Mr. Otto until such time as the options expire.

CUSIP No. 251591103	SCHEDULE 13D/A

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater

Exhibit 2	Amended Covered Call Agreement dated October 2, 2012 between Deutsche Bank AG and Alexander Otto

CUSIP No. 251591103	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2012

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By: Dr. Thomas Finne For: Alexander Otto

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By: Dr. Thomas Finne For: Katharina Otto-Bernstein

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By: Dr. Thomas Finne For: Dr. Michael Otto

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney
By: Dr. Thomas Finne For: Janina Otto

CUSIP No. 251591103	SCHEDULE 13D/A

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater

2	Amended Covered Call Agreement dated October 2, 2012 between Deutsche Bank AG and Alexander Otto